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                                EXHIBIT 99(b)

           [THE WOODSTOWN NATIONAL BANK & TRUST COMPANY LETTERHEAD]


                                                               December 13, 1996

Dear Shareholder,

        You are cordially invited to a Special Meeting of Shareholders
(the "Meeting") of The Woodstown National Bank & Trust Company ("WNB") to be held on January 22, 1997, at 11:00 a.m. at the Salem County Sportsmen's Club, Inc., Route 40, Carney's Point, New Jersey.

        At the Meeting, holders of all outstanding shares of Common Stock, par value $0.22 per share (the "Shares"), of WNB will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of WNB and a subsidiary of Fulton Financial Corporation ("FFC") in accordance with the terms of the Merger Agreement dated September 30, 1996, as amended as of November 1, 1996, between WNB and FFC (the "Merger Agreement"). Following the Merger, the resulting bank will operate as a wholly-owned subsidiary of FFC under the name "The Woodstown National Bank & Trust Company." Pursuant to the Merger Agreement, each Share outstanding at the effective date of the Merger will automatically be converted into the right to receive 1.60 shares of FFC's Common Stock,and cash will be paid in lieu of fractional shares. Consummation of the Merger is subject to certain conditions, including the approval of the Merger by various regulatory agencies and approval of the WNB shareholders as described below.

        The Board of Directors of WNB has approved and declared the Merger advisable and recommends that the shareholders of WNB vote in favor of the Merger Agreement.

        It is very important that your shares be represented at the Meeting, regardless of whether you plan to attend in person. The affirmative vote of two-thirds of the outstanding shares of WNB Common Stock will be required to approve the Merger Agreement. Consequently, your failure to vote would have the same effect as a vote against the Merger. You are, therefore, urged to execute and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure your shares will be voted at the Meeting.

                                Sincerely yours,


                                Samuel H. Jones, Jr.
                                Chairman of the Board